FORM 6-K

securities and exchange commission
washington, d.c. 20549

report of foreign private issuer
pursuant to rule 13a-16 or 15d-16 of
the securities exchange act of 1934

For the month of May 2022

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Index

Item              Description of Items

1.	Notice to the Market dated March 15, 2022 - Renova - UPI Cordilheira dos ventos homologation.
2.	Notice to Shareholders dated March 23, 2022 - Declaration of Interest on Equity.
3.	Notice to the Market dated March 29, 2022 - Resubmission of Corporate Events Calendar.
4.	Notice to Shareholders dated March 29, 2022 - Legal publications change – 289, law 6.404.
5.	Notice to the Market dated April 1, 2022 - Acceptance agreement water shortage account.
6.	Notice to the Market dated April 8, 2022 - CEMIG SIM Specific Purpose Companies Purchase.
7.	Notice to Shareholders dated April 7, 2022 - AGM April 29 - Adoption of multiple voting and pre.
8.	AGM / EGM - Call Notice– April 29, 2022.
9.	AGM / EGM – Board of Directors Proposal – April 29, 2022.
10.	AGM – Remote Voting Form – April 29, 2022.
11.	EGM - Remote Voting Form – April 29, 2022.
12.	Material Fact dated April 14, 2022 - SAESA - Partial enforcement of arbitration award brought against CEMIG by Grupo Industrial Complexo Rio Madeira.
13.	Notice to the Market dated April 18, 2022 - Santo Antônio - Suspensive effect, partial enforcement of arbitration decision.
14.	Notice to the Market dated April 13, 2022 - Moody’s upgraded Cemig's ratings.
15.	Notice to the Market dated April 29, 2022 - 20-F Form - postponement on the deadline to file.
16.	Notice to Shareholders dated April 29, 2022 - Dividends / Share capital increase and bonus.
17.	Notice to the Market dated May 2, 2022 - Extraordinary Shareholders' Meeting MESA - increase of capital stock.

Forward-Looking Statements

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include those risk factors set forth in our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. CEMIG undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

By: /s/ Leonardo George de Magalhães

Name: Leonardo George de Magalhães

Title: Chief Finance and Investor Relations Officer

Date: May 5, 2022

1. Notice to the Market dated March 15, 2022 - Renova - UPI Cordilheira dos ventos homologation.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 17,155,730/0001-64

Company Registry (NIRE): 31.300.040.127

NOTICE TO THE MARKET

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“CEMIG”), a publicly held company with shares traded in the stock markets of São Paulo, New York, and Madrid, hereby informs, to the Brazilian Securities and Exchange Commission (CVM), B3 S.A. – Brasil, Bolsa, Balcão (“B3”), and the market in general, that Renova Energia S.A. (“Renova”) disclosed, on this date, a Material Fact with the following content:

“Renova Energia S.A. – Under Court-supervised Reorganization (RNEW3; RNEW4 and RNEW11) (“Company” or “Renova”), pursuant to CVM Resolution 44/2021, which revoked CVM Instruction 358, as amended, informs its shareholders and the market in general, that the Judge of the 2nd Court of Bankruptcy and Judicial Recovery of the Central Court of the District of São Paulo, where the Judicial Recovery Process of Renova Group is proceeding, homologated the competitive process of UPI Cordilheira dos Ventos, declaring AES GF1 HOLDING S.A. as the winner, by the amount of forty-two million reais (R$ 42,000,000.00), subject to the fulfillment of usual market precedent conditions for its conclusion (“Transaction”). The Company will also be entitled to an earn out, if AES implements more than 305MW of capacity in the areas covered by the Project.

This Transaction is fully in line with the strategy defined by the Company in its judicial reorganization plan and will continue to allow its healthy recovery and a substantial reduction of its liabilities, especially for the payment of non-performing and concurrent creditors, while maintaining a significant portion of these funds for the maintenance of its operating activities, as provided for in the Judicial Reorganization Plan.

The Company reaffirms its commitment to keep shareholders and the market in general duly and timely informed, as per the applicable legislation.”

Belo Horizonte, March 15, 2022.

Leonardo George de Magalhães

Chief Finance and Investor Relations Officer

2. Notice to Shareholders dated March 23, 2022 - Declaration of Interest on Equity.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ) 17.155.730/0001-64

Company Registry (NIRE): 31.300.040.127

NOTICE TO SHAREHOLDERS

We inform our shareholders that the Executive Board resolved on the declaration of Interest on Equity - IoE. Detailed information about the payment is as follows:

1.     Gross Value: Two hundred and forty-five million reais (R$245,000,000.00);

2.     Gross Amount Per Share: R$0.14473821881 per share, to be paid with the mandatory minimum dividend in 2022, withholding income tax at the rate of 15%, save for shareholders that are exempt from said tax, pursuant to the law in force;

3.     Date “with rights”: shareholders of record on March 28, 2022 will be entitled to IoE;

4.     Date “ex-rights”: March 29, 2022; and

5.     Payment date: Single installment by December 30, 2022.

Shareholders whose shares are not held in custody at CBLC (Companhia Brasileira de Liquidação e Custódia) and whose registration data is outdated are advised to go to a branch of Banco Itaú Unibanco S.A. (the institution administering CEMIG’s System of Registered Shares) bearing their personal documents for the due update of their registration data.

Belo Horizonte, March 23, 2022.

Leonardo George de Magalhães

Chief Financial and Investor Relations Officer

3. Notice to the Market dated March 29, 2022 - Resubmission of Corporate Events Calendar.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 17,155,730/0001-64

Company Registry (NIRE): 31.300.040.127

NOTICE TO THE MARKET

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“Cemig”), a publicly held company with shares traded in the stock markets of São Paulo, New York, and Madrid, hereby informs, pursuant to item 5.5.1 of the Level 1 Corporate Governance Listing Rules of B3 S.A. - Brasil, Bolsa, Balcão (“B3”), that it has resubmitted its Corporate Events Calendar due to the following events:

•	Submitting the Call Notice for the Annual Shareholders' Meeting to the B3 and attached with the Management

Proposal - via IPE

From: 03/29/2022

To: 03/30/2022

•	Public Meetings with Analysts

From: 04/01/2022

To: 09/15/2022

Belo Horizonte, March 29, 2022.

Leonardo George de Magalhães

Chief Financial and Investor Relations Officer

4. Notice to Shareholders dated March 29, 2022 - Legal publications change – 289, law 6.404.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ) 17.155.730/0001-64

Company Registry (NIRE): 31.300.040.127

NOTICE TO SHAREHOLDERS

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“CEMIG” or “Company”), hereby informs its shareholders, the market in general and other stakeholders that, as a result of amendments to article 289 of Law 6,404/76, passed by Law 13,818/19, and also pursuant to guidelines issued by the Brazilian Securities and Exchange Commission through Official Letter CVM/SEP/01/2022 (item 3.2), as of this date, the Company’s legal publications will only be made on the “O Tempo” newspaper, with simultaneous disclosure of documents on the newspaper’s website www.otempo.com.br/publicidade-legal.

The Company also communicates that said publications will be available on its Investor Relations website ri.cemig.com.br.

Belo Horizonte, March 29, 2022.

Leonardo George de Magalhães

Chief Financial and Investor Relations Officer

5. Notice to the Market dated April 1, 2022 - Acceptance agreement water shortage account.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31300040127

NOTICE TO THE MARKET

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“Cemig or Company”), a publicly held company with shares traded on the stock exchanges of São Paulo, New York and Madrid, hereby informs the Brazilian Securities and Exchange Commission – CVM, B3 S.A. – Brasil, Bolsa, Balcão (“B3”) and the market in general that its wholly-owned subsidiary Cemig Distribuição S.A. (“CEMIG D”) filed with the National Electric Energy Agency (“ANEEL”) the Agreement of Acceptance with Resolutions of Decree 10,939, of 2022 (relating to the Water Shortage Account), Appendix I to Normative Resolution 1,008, of March 15, 2022, which regulates measures to address the economic impacts on the electricity sector due to water shortage.

In said document, Cemig requested for the ceiling of funds from the first transfer referring to the Voluntary Energy Consumption Reduction Program and the import of energy authorized by the Chamber of Exceptional Rules for Hydropower Management (“CREG”) for July and August 2021, totaling R$190,658,429.53.

Finally, the Company also requested for full access to the funds that will be made available by the Water Shortage Account regarding costs related to the Balance of the Centralizing Account of Tariff Levels Funds referring to April 2022, and by the Simplified Competitive Procedure - PCS/2021.

Belo Horizonte, April 01, 2022.

Leonardo George de Magalhães

Chief Financial and Investor Relations Officer

6. Notice to the Market dated April 8, 2022 - CEMIG SIM Specific Purpose Companies Purchase.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31.300.040.127

NOTICE TO THE MARKET

CEMIG SIM enters into a Purchase and Sale Agreement for the acquisition of 49% of the equity interest in Specific Purpose Companies owning photovoltaic plants, totaling 18.5MWp of installed power

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“CEMIG”), a publicly held company with shares traded in the stock markets of São Paulo, New York, and Madrid, hereby informs, to the Brazilian Securities and Exchange Commission (CVM), B3 S.A. – Brasil, Bolsa, Balcão (“B3”), and the market in general, that its owned subsidiary CEMIG SOLUÇÕES INTELIGENTES EM ENERGIA S.A. (“Cemig SIM”), entered into, on April 07, 2022, the Purchase and Sale Agreement of Shares and other Covenants for the acquisition of 49% of the equity interest held by G2 Energia e Empreendimentos Imobiliários Ltda. (“G2”) and by Apolo Empreendimentos e Energia Ltda. (“Apolo”) of Specific Purpose Companies (“SPE”): (i) G2 OLARIA 1 ENERGIA S.A., (ii) G2 OLARIA 2 ENERGIA S/A, (iii) G2 CAMPO LINDO 1 ENERGIA S.A. (iv) G2 CAMPO LINDO 2 ENERGIA S.A., (v) APOLO 1 SPE EMPREENDIMENTOS E ENERGIA S/A, and (vi) APOLO 2 SPE EMPREENDIMENTOS E ENERGIA S/A, which are owners of 6 photovoltaic plants in the shared distributed minigeneration mode, totaling 18.5MWp of power.

The plants, located in Lavras-MG, are fully operational and, combined, will supply approximately 1,800 customers in the residential, commercial, and low-voltage industrial markets, reducing emissions by 1,700 tons of CO2/year.

The closing of the transaction and the conclusion of the shares acquisition of each SPE is subject to the approval of the Brazilian Antitrust Authority (“CADE”). The total amount estimated to be disbursed by Cemig SIM is R$37.2 million and will be subject to the price adjustment methods established in the Agreement.

This transaction reinforces the Company's strategy of sustainable growth in the Distributed Generation market, the commitment to create value with investments in projects that contribute to the diversification and expansion of its portfolio through renewable energy sources and the reinforcement of the electric matrix of the State of Minas Gerais.

Belo Horizonte, April 08, 2022.

Leonardo George de Magalhães

Chief Financial and Investor Relations Officer

7. Notice to Shareholders dated April 7, 2022 - AGM April 29 - Adoption of multiple voting and pre.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY HELD COMPANY Corporate Taxpayer’s ID (CNPJ): 17.155.730/0001-64

NOTICE TO SHAREHOLDERS

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“CEMIG” or “Company”), a publicly held company with shares traded in the stock markets of São Paulo, New York, and Madrid, hereby informs, pursuant to article 10 and 21-A of ICVM 481/09, to the Brazilian Securities and Exchange Commission (CVM), B3 S.A. – Brasil, Bolsa, Balcão (“B3”), and the market in general and, in compliance with the best Corporate Governance practices, which received from the majority shareholder State de Minas Gerais (“EMG”) and the minority shareholders Fundo de Investimento em Ações Dinâmica Energia S.A. (“FIA Dinâmica Energia”) and BNDES Participações S.A. (“BNDESPar”), nomination of candidates to the Board of Directors and Fiscal Council for the Annual Shareholders' Meeting to be held on April 29, 2022.

Additionally, we inform that the shareholder FIA Dinâmica Energia has requested the adoption of multiple voting for the mentioned ASM.

The Company presented again the Remote Voting Bulletin (“BVD”), on this date, including the candidates nominated by the shareholders, according to the tables below.

If the shareholder has already forwarded his voting instruction for this resolution and would like to change it, a new instruction must be forwarded to the same service provider previously used, considering the deadline on 04/22/2022.

State of Minas Gerais - Majority Shareholder - Common Shares

a)	Ricardo Menin Gaertner (Board of Directors)

12.5	Ricardo Menin Gaertner
a. name
b. date of birth	06/20/1975
c. occupation	Lawyer
d. individual taxpayer’s ID or passport (PAS)	25372620854

Av. Bar bacena, 1200 - Santo Agostinho - CE P 30190 - 131 Belo Horizonte - MG - Brasil - Tel.: (0XX31)3506-5024 - Fax (0XX31)3506-5025

e. elective position held	Member of the Board of Directors
f. date of election	04/29/2022
g. investiture date	04/29/2022
h. term of office	Up to the 2024 ASM
i. other positions held or duties performed at the issuer	Member of the Board of Directors
j. elected by the controlling shareholder:	Yes
k. independent member / criteria
l. number of consecutive terms of office	0
m. Information on:

i. main professional experience over the last five years, indicating: the company’s name and sector of activity, position, whether the company (i) is part of the issuer’s economic group or

(ii) is controlled by a shareholder of the issuer holding a direct or indirect interest equal to or greater than 5% of the same class or type of security of the issuer.

Since JUN/2019, Partner of BARBOSA E GAERTNER ADVOGADOS ASSOCIADOS * Independent investigations in companies, related to IPO / private placement processes. * Implementation and periodic review of compliance programs * Legal and regulatory assistance in public service tariff reviews * Legal framework of own brands in retail, involving corporate, tax and contractual issues * M&A sell-side of third-party asset management company * Complex real estate transactions. It provides legal-regulatory services for Iguá Saneamento S.A., parent company of 18 concessionaires of public services of water and sanitary sewage. NOV/2019 - Consultant for FIPECAFI - FUNDAÇÃO INSTITUTO DE PESQUISAS CONTÁBEIS, ATUARIAIS E

FINANCEIRAS * Tariff review processes of public service concessionaires. * Economic-financial rebalancing of public service tariffs * Auditing of concession contracts * Legal-regulatory framework for privatization of public services Provides regulatory consulting for EMBASA - Empresa Baiana de Águas e Saneamento. LEGAL DIRECTOR of J&F INVESTIMENTOS S.A., from Mar/2014 - Oct/2018 * Management of corporate structure of J&F Group, with several egal entities, on-shore and off-shore, in different business lines, including financial, pulp, media, hygiene and cleaning, infrastructure, dairy products and footwear. * Corporate relationship management with invested assets and shareholders: meetings, board of directors meetings, voting guidelines, according to governance rules, accountability, reports, financial statements and independent audits * Primary and secondary acquisitions of infrastructure assets: (i) M&A buy-side of thermal power plant; (ii) bidding for the construction and operation of power transmission lines; (iii) bidding for the construction and operation of wind farms, with subsequent execution of down payment and performance bond insurance; (iv) O&M bidding for a highway; and (v) bidding for the concession of basic sanitation services. * Greenfield project in the financial segment for means of payment. * Litigation management: (i) credit recovery portfolio; (ii) active litigation and strategic liabilities; (iii) domestic and international arbitrations linked to M&A transactions; (iv) labor; and (v) mass litigation and methodology for provision of liabilities. * M&A sell-side of control of 2 assets, and of non-controlling interest of 1 asset, in the second half of 2017, in the total amount of US$3.5 billion * Public offerings of sale of control and delisting. * Legal transactions with financial (credit and insurance) and capital markets. * Crisis management: (i) class actions and public civil actions; (ii) corporate arbitrations; (iii) institutional relations with MPF and the Judiciary; (iv) corporate communication; (v) internal investigations and shadow audits. CHAIR OF THE BOARD OF DIRECTORS Aug/2017 - Dec/2018 * Complying with the requirements of J&F's leniency agreement. * J&F divestment program. * Negotiation with shareholders of relevant assets. CHAIR Aug/2017 - Nov/2017 * Approval of J&F's leniency agreement before the courts. * Establishment of Initial instructions for compliance with the J&F leniency agreement.

ii. indicate all management positions held in other companies or third sector organizations
n. description of any of the following events that have occurred over the last five years:
i. any criminal conviction	No
ii. any conviction in a CVM administrative proceeding and any penalties applied	No
iii. any final and unappealable conviction in the judicial or administrative sphere that has suspended or disqualified him/her for engaging in any professional or commercial activity	No
Av. Bar bacena, 1200 - Santo Agostinho - CE P 30190 - 131 Belo Horizonte - MG - Brasil - Tel.: (0XX31)3506-5024 - Fax (0XX31)3506-5025

12.6. Regarding each person who worked as a member of the board of directors or of the fiscal council in the last fiscal year, state, in a table, the percentage of attendance to meetings held by the said body in the period after the investiture in the position

N/A

12.7. The information mentioned in item

12.5 referring to the members of statutory committees, as well as audit, risk, financial and compensation committees, even if these committees or structures are statutory:

N/A

FIA Dinâmica Energia – Minority Shareholder - Common Shares.

a)	Roger Daniel Versieux (Board of Directors)

12.5	Roger Daniel Versieux
a. name
b. date of birth	02/20/1975
c. occupation	Lawyer
d. individual taxpayer’s ID or passport (PAS)	00007254636
e. elective position held	Member of the Board of Directors
f. date of election	04/29/2022
g. investiture date	04/29/2022
h. term of office	Up to the 2024 ASM
i. other positions held or duties performed at the issuer	No
j. elected by the controlling shareholder:	No
k. independent member / criteria	Yes
l. number of consecutive terms of office	0
m. Information on:

i. main professional experience over the last five years, indicating: the company’s name and sector of activity, position, whether the company (i) is part of the issuer’s economic group or

(ii) is controlled by a shareholder of the issuer holding a direct or indirect interest equal to or greater than 5% of the same class or type of security of the issuer.

Lawyer for 21 years, working in litigation and consulting in corporate and public law, in the areas of administrative, environmental, tax, and economic criminal law, especially in the mining sector, infrastructure, and unions; Legal Advisor for the Technical Assistance and Rural Extension Company of Minas Gerais - EMATER-MG. (2005 à 2008), acting in Public Law, with emphasis on public biddings, management of people in the administrative staff, public contracts and legal support to the board of directors of state-owned companies; Senior Lawyer at Vale S/A (2013); Substitute Lawyer, since 2010, for economically vulnerable people at the Federal Regional Court of the 3rd Region.

Professor at the Universidade Federal de Mato Grosso do Sul (2009 to 2013), lectured in the subjects of Criminal and Civil Procedure, Contracts, Private International Law and Ethics; Professor responsible for the Legal Practice Center at UFMS. (2010 to 2011); and Professor of Postgraduate Course at the Centro de Direito Internacional - Cedin, Belo Horizonte. (2016 and

2020).

ii. indicate all management positions held in other companies or third sector organizations
n. description of any of the following events that have occurred over the last five years:
i. any criminal conviction	No
Av. Bar bacena, 1200 - Santo Agostinho - CE P 30190 - 131 Belo Horizonte - MG - Brasil - Tel.: (0XX31)3506-5024 - Fax (0XX31)3506-5025

ii. any conviction in a CVM administrative proceeding and any penalties applied	No
iii. any final and unappealable conviction in the judicial or administrative sphere that has suspended or disqualified him/her for engaging in any professional or commercial activity	No

12.6. Regarding each person who worked as a member of the board of directors or of the fiscal council in the last fiscal year, state, in a table, the percentage of attendance to meetings held by the said body in the period after the investiture in the position

No

12.7. The information mentioned in item

12.5 referring to the members of statutory committees, as well as audit, risk, financial and compensation committees, even if these committees or structures are not statutory

No

12.8. For each person who acted as a member of the statutory committees, as well as the audit, risk, financial and compensation committees, even if such committees or structures are not statutory, state, in table format, the percentage of attendance at the meetings held by the respective body in the same period after his/her investiture in the position

No
12.9. Communicate the existence of marital relationship, common law partnership or kinship up to the second degree involving:
a. the issuer’s management	No
b. the (i) issuer's management and (ii) management of the issuer's direct or indirect subsidiaries	No
c. (i) management of the issuer or its direct or indirect subsidiaries and (ii) direct or indirect controlling shareholders of the issuer	No
d. (i) issuer's management and (ii) management of the issuer's direct or indirect controlling shareholders	No
12.10. State any subordination, service or control relationship in the last three fiscal years between the members of the issuer’s management and:	No
a. direct or indirect subsidiary of the issuer, except those in which the issuer holds, directly or indirectly, the entire share capital	No
b. direct or indirect controlling shareholder of the issuer	No
c. if relevant, supplier, customer, debtor or creditor of the issuer, its subsidiary or the controlling shareholders or subsidiaries of any of these persons	No

b)	Ricardo José Martins Gimenez (Fiscal Council)

12.5	Ricardo José Martins Gimenez
a. name
b. date of birth	25/12/1967
c. occupation	Lawyer
d. individual taxpayer’s ID or passport (PAS)	10338176861
e. elective position held	Fiscal Council
Av. Bar bacena, 1200 - Santo Agostinho - CE P 30190 - 131 Belo Horizonte - MG - Brasil - Tel.: (0XX31)3506-5024 - Fax (0XX31)3506-5025

f. date of election	04/29/2022
g. investiture date	04/29/2022
h. term of office	Up to the 2024 ASM
i. other positions held or duties performed at the issuer	No
j. elected by the controlling shareholder:	No
k. independent member / criteria
l. number of consecutive terms of office	0
m. Information on:

i. main professional experience over the last five years, indicating the company’s: · name and sector of activity, position, whether the company (i) is part of the issuer’s economic group or

(ii) is controlled by a shareholder of the issuer holding a direct or indirect interest equal to or greater than 5% of the same class or type of security of the issuer.

- Equity partner at ALFM - Alves Ferreira & Mesquita Sociedade de Advogados, since July 2015, acting as Lawyer, Business Administrator and Financial, in HR Management; Time Sheet Management; Dismissal and Admission;

- Financial administration, payroll, billing control, accounts payable and cash flow.

ii. indicate all management positions held in other companies or third sector organizations
n. description of any of the following events that have occurred over the last five years:
i. any criminal conviction	No
ii. any conviction in a CVM administrative proceeding and any penalties applied	No
iii. any final and unappealable conviction in the judicial or administrative sphere that has suspended or disqualified him/her for engaging in any professional or commercial activity	No

12.6. Regarding each person who worked as a member of the board of directors or of the fiscal council in the last fiscal year, state, in a table, the percentage of attendance to meetings held by the said body in the period after the investiture in the position

12.7. Provide the information mentioned in Item 12.5 referring to the members of statutory committees, as well as audit, risk, financial and compensation committees, even if these committees or structures are not statutory.

Not applicable

12.8. For each person who acted as a member of the statutory committees, as well as the audit, risk, financial and compensation committees, even if such committees or structures are not statutory, state, in table format, the percentage of attendance at the meetings held by the respective body in the same period after his/her investiture in the position

Not applicable
12.9. Communicate the existence of marital relationship, common law partnership or kinship up to the second degree involving:
a. the issuer’s management	No
b. the (i) issuer's management and (ii) management of the issuer's direct or indirect subsidiaries	No
c. (i) management of the issuer or its direct or indirect subsidiaries and (ii) direct or indirect controlling shareholders of the issuer	No
d. (i) issuer's management and (ii) management of the issuer's direct or indirect controlling shareholders	No
12.10. State any subordination, service or control relationship in the last three fiscal years between the members of the issuer’s management and:	No
Av. Bar bacena, 1200 - Santo Agostinho - CE P 30190 - 131 Belo Horizonte - MG - Brasil - Tel.: (0XX31)3506-5024 - Fax (0XX31)3506-5025

a. direct or indirect subsidiary of the issuer, except those in which the issuer holds, directly or indirectly, the entireshare capital	No
b. direct or indirect controlling shareholder of the issuer	No
c. if relevant, supplier, customer, debtor or creditor of the issuer, its subsidiary or the controlling shareholders or subsidiaries of any of these persons	No

FIA Dinâmica Energia – Minority Shareholder - Preferred Shares.

a)	José João Abdalla Filho (Board of Directors)

12.5	José João Abdalla Filho
a. name
b. date of birth	05/30/1945
c. occupation	Economist
d. individual taxpayer’s ID or passport (PAS)	24573078800
e. elective position held	Member of the Board of Directors
f. date of election	04/29/2022
g. investiture date	04/29/2022
h. term of office	Up to the 2024 ASM
i. other positions held or duties performed at the issuer	No
j. elected by the controlling shareholder:	No
k. independent member / criteria	Yes – IBGC/DJSI
l. number of consecutive terms of office	1
m. Information on:

i. main professional experience over the last five years, indicating the company’s: · name and sector of activity, position, whether the company (i) is part of the issuer’s economic group or

(ii) is controlled by a shareholder of the issuer holding a direct or indirect interest equal to or greater than 5% of the same class or type of security of the issuer.

Member of the Board of Directors of Companhia Energética de Minas Gerais - CEMIG since March 25, 2019; CEO of Banco Clássico S.A. since 1989; Alternate Member of the Board of Directors of Companhia Distribuidora de Gás do Rio de Janeiro - CEG; CEO of Dinâmica Energia S.A since 2006.; CEO of J Jupem S.A. Participações e Empreendimentos since 1995; CEO of Socal S.A. Mineração e Intercâmbio Comercial e Industrial since 1982.
ii. indicate all management positions held in other companies or third sector organizations

Banco Clássico S.A. – Chair; Dinâmica Energia S.A. – Chair;

Jupem S.A. Participações e Empreendimentos - CEO; Navegação Porto Morrinho S.A. - NPM - CEO;

Agro Imobiliária Primavera S.A – Chair; Socal S.A. Min. Int. Coml. Industrial – Chair;

CEG – Cia. Distribuidora de Gás do RJ – Alternate Member the Board of Directors TAESA –

Transmissora Aliança de Energia Elétrica S.A.

n. description of any of the following events that have occurred over the last five years:
i. any criminal conviction	No
ii. any conviction in a CVM administrative proceeding and any penalties applied	No
Av. Bar bacena, 1200 - Santo Agostinho - CE P 30190 - 131 Belo Horizonte - MG - Brasil - Tel.: (0XX31)3506-5024 - Fax (0XX31)3506-5025

iii. any final and unappealable conviction in the judicial or administrative sphere that has suspended or disqualified him/her for engaging in any professional or commercial activity	No

12.6. Regarding each person who worked as a member of the board of directors or of the fiscal council in the last fiscal year, state, in a table, the percentage of attendance to meetings held by the said body in the period after the investiture in the position

No

12.7. The information mentioned in item

12.5 referring to the members of statutory committees, as well as audit, risk, financial and compensation committees, even if these committees or structures are statutory

No

12.8. For each person who acted as a member of the statutory committees, as well as the audit, risk, financial and compensation committees, even if such committees or structures are not statutory, state, in table format, the percentage of attendance at the meetings held by the respective body in the same period after his/her investiture in the position

No
12.9. Communicate the existence of marital relationship, common law partnership or kinship up to the second degree involving:
a. the issuer’s management	No
b. the (i) issuer's management and (ii) management of the issuer's direct or indirect subsidiaries	No
c. (i) management of the issuer or its direct or indirect subsidiaries and (ii) direct or indirect controlling shareholders of the issuer	No
d. (i) issuer's management and (ii) management of the issuer's direct or indirect controlling shareholders	No
12.10. State any subordination, service or control relationship in the last three fiscal years between the members of the issuer’s management and:	No
a. direct or indirect subsidiary of the issuer, except those in which the issuer holds, directly or indirectly, the entire share capital	No
b. direct or indirect controlling shareholder of the issuer	No
c. if relevant, supplier, customer, debtor or creditor of the issuer, its subsidiary or the controlling shareholders or subsidiaries of any of these persons	No

BNDES Participações S.A. – Minority Shareholder - Common Shares.

a) Paulo Cesar de Souza e Silva (Board of Directors)

12.5	Paulo Cesar de Souza e Silva
a. name
b. date of birth	10/08/1955
Av. Bar bacena, 1200 - Santo Agostinho - CE P 30190 - 131 Belo Horizonte - MG - Brasil - Tel.: (0XX31)3506-5024 - Fax (0XX31)3506-5025

c. occupation	Economist
d. individual taxpayer’s ID or passport (PAS)	03222011877
e. elective position held	Member of the Board of Directors
f. date of election	04/29/2022
g. investiture date	04/29/2022
h. term of office	Up to the 2024 ASM
i. other positions held or duties performed at the issuer	No
j. elected by the controlling shareholder:	No
k. independent member / criteria	Yes – IBGC/DJSI
l. number of consecutive terms of office	0
m. Information on:

i. main professional experience over the last five years, indicating the company’s: · name and sector of activity, position, whether the company (i) is part of the issuer’s economic group or

(ii) is controlled by a shareholder of the issuer holding a direct or indirect interest equal to or greater than 5% of the same class or type of security of the issuer.

Embraer’s CEO - 1997-2019 Board Member of Petrobras - 2020 - 2021 Board Member of Águia Branca Group - since 2019.
ii. indicate all management positions held in other companies or third sector organizations
n. description of any of the following events that have occurred over the last five years:
i. any criminal conviction	No
ii. any conviction in a CVM administrative proceeding and any penalties applied	No
iii. any final and unappealable conviction in the judicial or administrative sphere that has suspended or disqualified him/her for engaging in any professional or commercial activity	No
12.6. Regarding each person who worked as a member of the board of directors or of the fiscal council in the last fiscal year, state, in a table, the percentage of attendance to meetings held by the said body in the period after the investiture in the position	100%

12.7. The information mentioned in item

12.5 referring to the members of statutory committees, as well as audit, risk, financial and compensation committees, even if these committees or structures are statutory

It is a member of the Human Resources Committee - HRC (Non-statutory)
12.8. For each person who acted as a member of the statutory committees, as well as the audit, risk, financial and compensation committees, even if such committees or structures are not statutory, state, in table format, the percentage of attendance at the meetings held by the respective body in the same period after his/her investiture in the position	100%
12.9. Communicate the existence of marital relationship, common law partnership or kinship up to the second degree involving:
a. the issuer’s management	No
b. the (i) issuer's management and (ii) management of the issuer's direct or indirect subsidiaries	No
Av. Bar bacena, 1200 - Santo Agostinho - CE P 30190 - 131 Belo Horizonte - MG - Brasil - Tel.: (0XX31)3506-5024 - Fax (0XX31)3506-5025

c. (i) management of the issuer or its direct or indirect subsidiaries and (ii) direct or indirect controlling shareholders of the issuer	No
d. (i) issuer's management and (ii) management of the issuer's direct or indirect controlling shareholders	No
12.10. State any subordination, service or control relationship in the last three fiscal years between the members of the issuer’s management and:	No
a. direct or indirect subsidiary of the issuer, except those in which the issuer holds, directly or indirectly, the entire share capital	No
b. direct or indirect controlling shareholder of the issuer	No
c. if relevant, supplier, customer, debtor or creditor of the issuer, its subsidiary or the controlling shareholders or subsidiaries of any of these persons	No

Belo Horizonte, April 07, 2022

Leonardo George de Magalhães

Chief Financial and Investor Relations Officer

Av. Bar bacena, 1200 - Santo Agostinho - CE P 30190 - 131

Belo Horizonte - MG - Brasil - Tel.: (0XX31)3506-5024 - Fax (0XX31)3506-5025

8. AGM / EGM - Call Notice– April 29, 2022.

COMPANHIA ENERGÉTICA DE MINAS GERAIS-CEMIG

Publicly held Company

Corporate Taxpayer’s ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31.300.040.127

CALL NOTICE

ANNUAL AND EXTRAORDINARY SHAREHOLDERS’ MEETING

We hereby invite our shareholders to the Annual and Extraordinary Shareholders’ Meeting of Companhia Energética de Minas Gerais-Cemig (”Company” and “AESM”) to be held on April 29, 2022, at 11 a.m., remotely through a platform that will be provided by the Company, which will allow the shareholders to participate in the AESM and to cast their votes, without prejudice to the sending of their remote voting forms, so as to resolve on the following matters: at Annual Shareholders’ Meeting (i) approval of the Management Report and the Financial Statements for the fiscal year ended December 31, 2021, accompanied by their respective supplementary documents; (ii) approval of the Allocation of Net Income for the 2021 fiscal year; (iii) election of the new members of the Board of Directors; (iv) election of the new members of the Fiscal Council; (v) setting of the overall compensation for Management, and the members of the Fiscal Council and the Audit Committee. At the Extraordinary Shareholders' Meeting: (vi) increase of the Company’s Capital Stock through bonuses; (vii) change of the Company’s business purpose with a view to including the activity of retail electricity trade; (viii) amendment of paragraph 2 of Article 38 of the Bylaws to better establish the declaration of interest on equity; (ix) amendment of paragraph 6 of Article 43 of the Bylaws to better define the scope of the Comfort Letter; (x) consolidation of the Company’s Bylaws, in order to reflect the mentioned changes; and (xi) authorization of management to take all the necessary measures to formalize the resolutions above.

General Information:

Shareholders may choose to exercise their voting right through the remote voting system, pursuant to CVM Instruction 481/2009, by sending the corresponding remote voting form through their respective custodian agent or bookkeeping bank by April 22, 2022, or by sending an email directly to the Company (ri@cemig.com.br) by April 22, 2022.

Shareholders willing to be represented at said Shareholders’ Meetings shall comply with article 126 of Law 6,404/1976 and Paragraph 2 of Article 10 of the Company’s Bylaws, by sending their proof of ownership of Company shares issued by a depositary financial institution and the proxy appointment with special powers by email to ri@cemig.com.br by April 27, 2022.

Belo Horizonte, March 29, 2022.

Márcio Luiz Simões Utsch

Chair of the Board of Directors

9. AGM / EGM – Board of Directors Proposal – April 29, 2022.

COMPANHIA ENERGÉTICA DE MINAS GERAIS-CEMIG

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31.300.040.127

BOARD OF DIRECTORS’ PROPOSAL TO THE ANNUAL AND EXTRAORDINARY SHAREHOLDERS’ MEETINGS - ASM/ESM, TO BE REMOTELY HELD ON APRIL 29, 2022, AT 11 AM.

Dear Shareholders:

Considering that the Board of Directors of Companhia Energética de Minas Gerais-Cemig forwarded the proposals to the Annual and Extraordinary Shareholders’ Meetings - ASM/ESM, in order:

At the Annual Shareholders’ Meeting:

(i) to approve the Management Report and the Financial Statements for the fiscal year ended December 31, 2021, accompanied by their respective supplementary documents; (ii) to approve the Allocation of Net Income for the 2021 fiscal year; (iii) to elect the new members of the Board of Directors; (iv) to elect the new members of the Fiscal Council; (v) to set the overall compensation for Management, and the members of the Fiscal Council and the Audit Committee.

At the Extraordinary Shareholders' Meeting:

(vi) to increase the Company’s Capital Stock through bonuses; (vii) to change the Company’s business purpose with a view to including the activity of retail electricity trade; (viii) to amend paragraph 2 of Article 38 of the Bylaws to better establish the declaration of interest on equity; (ix) to amend paragraph 6 of Article 43 of the Bylaws to better define the scope of the Comfort Letter; (x) to consolidate the Company's Bylaws, so as to reflect the mentioned changes; and (xi) to authorize management to take all the necessary measures to formalize the resolutions above.

The following proposals are recommended to be forwarded to the Annual and Extraordinary Meetings - AEM/ESM:

1) Approval, on the date of this meeting, of the closing of the Financial Statements for the 2021 fiscal year. To forward, to the Annual Shareholders' Meeting, to be held in 2022, the Management Report, the Financial Statements for the 2021 fiscal year, and the respective supplementary documents;

2) Approval of the allocation of Net Income for 2021. To forward, to the Annual Shareholders' Meeting (ASM), to be held in April 2022, the following proposal for allocation of Net Income for 2021, in the amount of R$3,751,321 thousand, of the balance of realization of cost attributed to PP&E, in the amount of R$15,020 thousand, of unrealized profit reserve, in the amount of R$834,603 thousand, and debtor adjustment of R$39,267 thousand against Retained Earnings referring to post-employment benefits, to be allocated as follows:

• R$186,505 thousand to Shareholders’ Equity, in the Legal Reserve account, pursuant to Law 6,404/1976;

• R$1,966,538 thousand to mandatory dividends for Company shareholders, to be paid in two equal installments, with the first installment paid by June 30, 2022, and the second by December 30, 2022, as shown below: (a) R$955,282 thousand declared as interest on equity (IoE) and applied to the mandatory dividends, as resolved by the Executive Board on December 07, 2021; and (b) R$1,011,256 thousand declared as mandatory dividends payable to shareholders registered in the Book of Registry of Registered Shares on the date of the holding of the ASM;

• R$1,552,818 thousand to Shareholders’ Equity, in the account of Retained Earnings Reserve, to guarantee the Company’s consolidated investments planned for 2022, as per the capital budget; and

• R$21,213 thousand to Shareholders’ Equity, in the account of Tax Incentive Reserve, referring to tax incentives linked to investments in the Sudene region.

The Unrealized Profit Reserve will remain in the balance of R$834,603 thousand, considering the reversal of reserve created in 2020 and the new reserve of the same value created in 2021.

Mandatory dividends will be paid in two equal (2) installments, with the first installment paid by June 30 and the second by December 30, 2022. The Executive Board will be responsible for determining the places and processes of payment.

3) Election of the new members of the Board of Directors.

4) Election of the new members of the Fiscal Council.

5) Setting of the overall compensation for Management, and the members of the Fiscal Council and the Audit Committee, in the amount of twenty-five million six hundred reais (R$25,600,000.00).

6) Approval of the capital increase through share-based bonuses:

(i) approval of the Capital Stock increase from eight billion, four hundred and sixty-six million, eight hundred and ten thousand, three hundred and forty reais (R$8,466,810,340.00) to eleven billion, six million, eight hundred and fifty-three thousand, four hundred and forty-two reais (R$11.006.853.442,00), with the issue of five hundred and eight million, eight thousand, six hundred and twenty (508,008,620) new shares, of which one hundred and sixty-nine million, eight hundred and ten thousand, nine hundred and ninety (169,810,990) registered common shares, in the nominal value of five reais (R$5.00) apiece and three hundred and thirty-eight million, one hundred and ninety-seven thousand, six hundred and thirty (338,197,630) registered common shares, in the nominal value of five reais (R$5.00) apiece, through the capitalization of two billion, five hundred and forty million, forty-three thousand, one hundred and two reais (R$2,540,043,102.00), arising from the “Retained Earnings Reserve”, thus distributing to shareholders a 30% bonus consisting of new shares of the same type of the former ones, in the nominal value of five reais (R$5.00);

(ii) (1) item “i” above approved by the Shareholders’ Meeting, authorizing amendment to the “head provision” of article 4 of the Bylaws, which will have the following wording: “Article 4 - The Company’s Capital Stock is eleven billion, six million, eight hundred and fifty-three thousand, four hundred and forty-two reais (R$11,006,853,442.00), represented by: a) seven hundred and thirty-five million, eight hundred and forty-seven thousand, six hundred and twenty-four (735,847,624) registered common shares, in the nominal value of five reais (R$5.00) apiece; b) one billion, four hundred and sixty-five million, five hundred and twenty-three thousand and sixty-four (1,465,523,064) registered preferred shares, in the nominal value of five reais (R$5.00) apiece.”; (2) the following measures, referring to the bonuses, to be taken by the Executive Board: a) to grant a 30% bonus consisting of new shares of the same type of the former ones, in the nominal value of five reais (R$5.00), to shareholders holding shares that are part of the capital stock, who are registered in the Book of “Registry of Registered Shares” on the date of the holding of the Shareholders’ Meeting that will resolve on this proposal; b) to determine that all shares resulting from said bonus will be entitled to the same rights granted to shares that gave rise to the bonus, excluding resolved payments; c) to trade, on the stock exchange, whole numbers of registered shares resulting from the sum of remaining fractions arising from said bonus; d) to proportionally distribute to shareholders the net result of the sale of fractions on the same date of payment of the second installment of mandatory dividends for the 2021 fiscal year, i.e. December 30, 2022.

7) Amendment to the bylaws:

(i) Approval of the change in the Company’s business purpose with a view to including the activity of retail electricity trade:

Item “i” above approved by the Shareholders’ Meeting, to authorize amendment to article 1 of the Bylaws, which will now have the following wording: “Article 1 - Companhia Energética de Minas Gerais - CEMIG, founded on May 22, 1952, a publicly held and government-controlled private company, shall be governed by this Bylaws and the applicable legislation, and it has the purpose of building, operating and exploring systems of generation, transmission, distribution and trade of electricity, including retail trade and correlated services; developing activities in various electricity fields, in any of its sources, with a view to economic and commercial exploration; providing consulting services related to its area of operation for companies in Brazil and abroad; and performing activities that are directly or indirectly related to its business purpose, including the development and exploration of telecommunications and information systems, research, the development of technologies, and innovation.”

(ii) Amendment to Paragraph 2 of Article 38 of the Bylaws to better establish the declaration of interest on equity:

Item “ii” above approved by the Shareholders’ Meeting, to authorize amendment to Paragraph 2 of Article 38 of the Bylaws, which will now have the following wording: “Paragraph 2 - The Board of Directors may declare interest on equity and intermediary dividends, ~~as interest on equity,~~ applied to the account of retained earnings, profit reserves, or income calculated in half-yearly or intermediary balance sheets.”

(iii) Approval of amendment to Paragraph 6 of Article 43 of Bylaws to better define the scope of the Comfort Letter:

Item “iii” above approved by the Shareholders’ Meeting, to authorize amendment to Paragraph 6 of Article 43 of the Bylaws, which will now have the following wording: “Paragraph 6 - The company shall issue a Comfort Letter to the members of the Board of Directors, the Fiscal Council, Management, the Executive Offices, and the Audit Committee, covering all acts performed in good faith, observing the legal provisions.”

8) Approval of the consolidation of the Company’s Bylaws, so as to reflect the mentioned changes; and

9) Authorization of management to take all the necessary measures to formalize the resolutions above.

As it can be verified, this proposal aims to serve the legitimate interests of the Company and its shareholders, the reason why the Board of Directors expects it will be approved.

Belo Horizonte, March 29, 2022.

Márcio Luiz Simões Utsch	José Reinaldo Magalhães
Afonso Henriques Moreira Santos	Marcelo Gasparino da Silva
Franklin Moreira Gonçalves	Marcus Leonardo Silberman
Jaime Leoncio Singer	Paulo Cesar de Souza e Silva
José João Abdalla Filho

10. AGM – Remote Voting Form – April 29, 2022.

Information updated on: March 30, 2022

REMOTE VOTING FORM

AGM – CIA. ENERGÉTICA DE MINAS GERAIS - CEMIG – April 29, 2022

Name of Stockholder
Stockholder’s federal tax number (Legal entity = ‘CNPJ’; Individual = ‘CPF’)
Email address

Orientation on filling the form

This Remote Voting Form refers to the Annual (‘Ordinary’) General Meeting of Companhia Energética de Minas Gerais – CEMIG to be held on April 29, 2022 at 11 a.m., and must be filled in if the stockholder opts to exercise their right to remote voting under Article 121, §1, of Law 6404/1976 and CVM Instruction 481/2009.

If the stockholder chooses to exercise their right to remote voting, all fields in this document must be filled.

For this Remote Voting Form to be considered valid and the votes cast in it to be counted, the stockholder (or their legal representative, as the case may be) must: (i) initial every page, and (ii) sign it at the end.

The deadline for delivery of this Remote Voting Form directly to the Company or though service providers (under article 21-B of CVM Instruction 481) is seven days before the date on which the meeting is held.

Any stockholder who opts to exercise their right to remote voting through their custody agent should transmit their voting instructions in accordance with the rules specified by the sub-custodian, who will send the said statements of vote to the Deposit Center of the São Paulo stock exchange (‘B3’ – Brasil, Bolsa, Balcão). For this, stockholders should contact their custody agents to ascertain the necessary procedures.

CVM Instruction 481/09 requires stockholders to transmit their instructions for filling in of the Remote Voting Form to their custody agents at least seven days in advance of the date on which the Meeting is held.

Orientations for delivery – indicating the options of: (i) sending directly to the company; or

(ii) sending instructions on filling the form to the mandated institution or the custodian:

Any stockholder who wishes to may opt to exercise their right to vote through the remote voting system, under CVM Instruction 481/2009, by sending the Remote Voting Form through their custody agent, bookkeeping bank or directly to the Company.

Postal address and email address for sending of the Remote Voting Form, if the stockholder wishes to deliver the document directly to the company / Orientations on the online system for participation in meetings, if this method of participation is permitted:

A stockholder opting to exercise the right to vote by sending the Voting Form directly to the Company should send the following items to

Superintendência de Relações com Investidores, [General Manager’s Office, Investor Relations],

Avenida Barbacena, 1.200, Santo Agostinho, 30190-131 Belo Horizonte, Minas Gerais, Brazil:

(i)     hard copy (paper) version of this form, duly filled in, signed and with all pages initialed;

(ii)   authenticated copies of the following documents:

(a) for private individuals:

•   valid identity document with photo, and number of CPF;

•   when holding a power of attorney (which must have been issued less than a year from the date of the AGM), send the power of attorney with authenticated signature and identity document of the holder of the power of attorney.

(b) for legal entities:

•   latest consolidated Articles of Association or Bylaws, and corporate documents proving legal representation of the stockholder;

•   CNPJ (the entity’s document proving Brazilian corporate federal tax registration and number); and

•   identity document, with photo, of the legal representative.

(c) for investment funds:

•   latest consolidated regulations of the fund, with CNPJ document;

•   By-Laws or Articles of Association of the Fund’s administrator or manager, as the case may be, in accordance with the fund’s voting policy, and corporate documents proving the powers of representation; and

•   identity document, with photo, of the legal representative.

The document/s acknowledging receipt of the form and of the other documents of proof must be dated at least seven days prior to the date of the General Meeting.

Institution contracted by the company to provide the service of securities bookkeeping, with name, physical and email address, telephone and name of person to contact:

ltaú Corretora de Valores S.A.

Avenida Brigadeiro Faria Lima, 3.500, 3º andar, São Paulo, SP, Brazil

Tel.: +55 (11) 3003-9285 (for calls from state capital cities and metropolitan regions)

+55 (11) 0800 720 9285 (for calls from other locations)

Lines open 9 a.m. to 6 p.m. on business days.

REMOTE VOTING FORM

AGM – CIA. ENERGÉTICA DE MINAS GERAIS - CEMIG – April 29, 2022

Decisions / Questions related to the AGM
1. Approval of the Report of Management and Financial Statements for the year ended December 31, 2021, accompanied by the related complementary documents: [ ] Approve [ ] Reject [ ] Abstain

2.      Approval of allocation of: the Net profit for the business year 2021, in the amount of R$ 3,751,321,000, the balance of realization of deemed cost of fixed assets, R$ 15,020,000, realization of the Future earnings reserve, in the amount of R$ 834,603,000, and the adjustment to Retained earnings related to post-retirement benefits, in the amount of R$ 39,267,000 – as follows:

• R$ 186,505,000 to be held in Stockholders’ equity in the Legal reserve, as required by Law 6404/1976;

• R$ 1,966,538 for payment of the mandatory dividend to the Company’s stockholders, in two equal installments, by June 30 and December 30, 2022, comprising:

(a)       R$ 955,282,000 declared as Interest on Equity, on account of the mandatory dividend, as decided by the Executive Board on December 7, 2021; and

(b)       R$ 1,011,256,000 declared as mandatory dividends, to stockholders whose names are on the Company’s Nominal Share Registry on the date on which the Annual General Meeting is held.

• R$ 1,552,818,000 to be held in Stockholders’ equity in the Retained earnings reserve, providing funding for the consolidated investments planned for 2022, in accordance with a capital budget;

• R$ 21,213,000 to be held in Stockholders’ equity in the Tax incentives reserve, referring to tax incentive amounts related to investments in the region of Sudene.

The Future earnings reserve will continue to have a balance of R$ 834,603,000, comprising reversal of the reserve constituted in 2020, with constitution of a new reserve in 2021 of the same amount.

The mandatory dividends will be paid in 2 (two) equal installments, the first by June 30 and the second by December 30, 2022, and the Executive Board shall decide the location and processes of payment, subject to these periods.

[ ] Approve [ ] Reject [ ] Abstain

3.     Setting of the annual aggregate allocation for remuneration of the Managers, the members of the Audit Board and the Audit Committee, in the amount of R$ 25,600,000.00 (twenty five million six hundred thousand Reais).

[ ] Approve [ ] Reject [ ] Abstain

Election of the Board of Directors by candidate – Limit of seats to be filled: 7

4.     Nomination of candidates for membership of the Board of Directors (the stockholder may nominate as many candidates as the number of members to be elected in the overall election). Votes indicated in this field will be not be counted if a holder of voting shares also fills in the fields for the separate election of a member of the Board of Directors and the separate election referred to by those fields takes place.

Márcio Luiz Simões Utsch – Nominated by the majority stockholder

[ ] Approve [ ] Reject [ ] Abstain

Jaime Leoncio Singer – Nominated by the majority stockholder

[ ] Approve [ ] Reject [ ] Abstain

Marcus Leonardo Silberman – Nominated by the majority stockholder

[ ] Approve [ ] Reject [ ] Abstain

José Reinaldo Magalhães – Nominated by the majority stockholder

[ ] Approve [ ] Reject [ ] Abstain

REMOTE VOTING FORM

AGM – CIA. ENERGÉTICA DE MINAS GERAIS - CEMIG – April 29, 2022

Afonso Henriques Moreira Santos – Nominated by the majority stockholder

[ ] Approve [ ] Reject [ ] Abstain

Marcelo Gasparino da Silva – Nominated by the stockholder FIA Dinâmica

[ ] Approve [ ] Reject [ ] Abstain

Ricardo Menin Gaertner - Nominated by the majority stockholder

[ ] Approve [ ] Reject [ ] Abstain

Roger Daniel Versieux - Nominated by the stockholder FIA Dinâmica

[ ] Approve [ ] Reject [ ] Abstain

Paulo Cesar de Souza e Silva - Nominated by the stockholder BNDESPAR

[ ] Approve [ ] Reject [ ] Abstain

5.        In the event of the process of election by multiple vote being adopted, do you want the votes corresponding to your shares to be distributed in equal percentages between the candidates that you chose? [ If the stockholder opts for “Yes” and also indicates the answer “Approve” for specific candidates among those listed below, the stockholder’s votes will be distributed proportionally between these candidates. If the stockholder opts for “Abstain” and the election takes place by the multiple voting procedure, the stockholder’s vote will be counted as an abstention in the related decision of the meeting. ]

[ ] Yes [ ] No [ ] Abstain

6.        Listing of all candidates – for indication of the percentage (%) of votes to be attributed

Márcio Luiz Simões Utsch – Nominated by majority stockholder)

[ ] Approve [ ] Reject [ ] Abstain [ ] %

Jaime Leoncio Singer – Nominated by majority stockholder)

[ ] Approve [ ] Reject [ ] Abstain [ ] %

Marcus Leonardo Silberman – Nominated by majority stockholder

[ ] Approve [ ] Reject [ ] Abstain [ ] %

José Reinaldo Magalhães – Nominated by majority stockholder

[ ] Approve [ ] Reject [ ] Abstain [ ] %

Afonso Henriques Moreira Santos – Nominated by majority stockholder

[ ] Approve [ ] Reject [ ] Abstain [ ] %

Marcelo Gasparino da Silva – Nominated by the stockholder FIA Dinâmica

[ ] Approve [ ] Reject [ ] Abstain [ ] %

Ricardo Menin Gaertner - Nominated by majority stockholder

[ ] Approve [ ] Reject [ ] Abstain [ ] %

Roger Daniel Versieux - Nominated by the stockholder FIA Dinâmica

[ ] Approve [ ] Reject [ ] Abstain [ ] %

Paulo Cesar de Souza e Silva - Nominated by the stockholder BNDESPAR

[ ] Approve [ ] Reject [ ] Abstain [ ] %

Election of the Audit Board by candidate – Vacant seats to be filled: 4

7.        Election of candidates to the Audit Board (the stockholder may nominate as many candidates as the number of vacancies for members to be filled in the overall election)

Gustavo de Oliveira Barbosa (Sitting member) – Nominated by the majority stockholder /

Igor Mascarenhas Eto (Alternate) – Nominated by the Majority stockholder

[ ] Approve [ ] Reject [ ] Abstain

Fernando Scharlack Marcato (Sitting member) – Nominated by the majority stockholder) /

Julia Figueiredo Goytacaz Sant’Anna (Alternate) – Nominated by the Majority stockholder

[ ] Approve [ ] Reject [ ] Abstain

Elizabeth Jucá e Mello Jacomet (Sitting member) – Nominated by the majority stockholder /

Fernando Passalio de Avelar (Alternate) – Nominated by the majority stockholder

[ ] Approve [ ] Reject [ ] Abstain

João Vicente Silva Machado (Sitting member) – Nominated by the stockholder FIA Dinâmica / Ricardo José Martins Gimenez (Alternate) Nominated by the stockholder FIA Dinâmica)

[ ] Approve [ ] Reject [ ] Abstain

Election of the Audit Board – Separate voting basis – Holders of preferred shares

8. Nomination of candidates to the Audit Board by holders of preferred shares without voting rights or with restricted voting rights

Michele da Silva Gonsales Torres (Sitting member) – nominated by the stockholder FIA Dinâmica /

Ronaldo Dias (Alternate) – Nominated by FIA Dinâmica

[ ] Approve [ ] Reject [ ] Abstain

Election of the Board of Directors – Separate voting basis – Holders of preferred shares

9. Nomination of candidates to the Board of Directors of preferred shares without voting rights or with restricted voting rights (The stockholder may only fill in this field if they have held the shares with which they vote continuously for at least three months immediately prior to the date on which the Meeting is held)

José João Abdalla Filho - nominated by the stockholder FIA Dinâmica

[ ] Approve [ ] Reject [ ] Abstain

10. If it is found that neither the holders of voting shares, nor the holders of preferred shares without the right to vote or with restricted voting rights, respectively, constitute the quorum required by Sub-items I and II of Paragraph 4 of Article 141 of Law 6404 of 1976, do you want your vote to be aggregated to the votes of the shares with voting rights for the purpose of electing to the Board of Directors the candidate with the largest number of votes among all those whose names are on this Remote Voting Form and who are competing for separate election?

[ ] Approve [ ] Reject [ ] Abstain

REMOTE VOTING FORM

AGM – CIA. ENERGÉTICA DE MINAS GERAIS - CEMIG – April 29, 2022

City: _________________________________________________________________________________

Date: _________________________________________________________________________________

Signature:______________________________________________________________________________

Name of stockholder: _____________________________________________________________________

Telephone: _____________________________________________________________________________

11. EGM - Remote Voting Form – April 29, 2022.

Information updated on: March 30, 2022

REMOTE VOTING FORM

EGM – CIA. ENERGÉTICA DE MINAS GERAIS - CEMIG – April 29, 2022

Name of Stockholder
Stockholder’s federal tax number (Legal entity = ‘CNPJ’; Individual = ‘CPF’)
Email address

Orientation on filling the form

This Remote Voting Form refers to the Extraordinary General Meeting (EGM) of Companhia Energética de Minas Gerais – CEMIG to be held on April 29, 2022 at 11 a.m., and must be filled in if the stockholder opts to exercise their right to remote voting under Article 121, §1, of Law 6404/1976 and CVM Instruction 481/2009.

If the stockholder chooses to exercise their right to remote voting, all fields in this document must be filled.

For this Remote Voting Form to be considered valid and the votes cast in it to be counted, the stockholder (or their legal representative, as the case may be) must: (i) initial every page, and (ii) sign it at the end.

The deadline for delivery of this Remote Voting Form directly to the Company or though service providers (under article 21-B of CVM Instruction 481) is seven days before the date on which the meeting is held

Any stockholder who opts to exercise their right to remote voting through their custody agent should transmit their voting instructions in accordance with the rules specified by the sub-custodian, who will send the said statements of vote to the Deposit Center of the São Paulo stock exchange (‘B3’ – Brasil, Bolsa, Balcão). For this, stockholders should contact their custody agents to ascertain the necessary procedures.

CVM Instruction 481/09 requires stockholders to transmit their instructions for filling in of the Remote Voting Form to their custody agents at least seven days in advance of the date on which the Meeting is held.

Orientations for delivery – indicating the options of: (i) sending directly to the company; or (ii) sending instructions on filling the form to the mandated institution or the custodian:

Any stockholder who wishes to may opt to exercise their right to vote through the remote voting system, under CVM Instruction 481/2009, by sending the Remote Voting Form through their custody agent, bookkeeping bank or directly to the Company.

Postal address and email address for sending of the Remote Voting Form, if the stockholder wishes to deliver the document directly to the company / Orientations on the online system for participation in meetings, if this method of participation is permitted:

A stockholder opting to exercise the right to vote by sending the Voting Form directly to the Company should send the following items to

Superintendência de Relações com Investidores, [General Manager’s Office, Investor Relations],

Avenida Barbacena, 1.200, Santo Agostinho, 30190-131 Belo Horizonte, Minas Gerais, Brazil:

(i)     hard copy (paper) version of this form, duly filled in, signed and with all pages initialed;

(ii)   authenticated copies of the following documents:

(a) for private individuals:

•   valid identity document with photo, and number of CPF;

•   when holding a power of attorney (which must have been issued less than a year from the date of the AGM), send the power of attorney with authenticated signature and identity document of the holder of the power of attorney.

(b) for legal entities:

•   latest consolidated Articles of Association or Bylaws, and corporate documents proving legal representation of the stockholder;

•   CNPJ (the entity’s document proving Brazilian corporate federal tax registration and number); and

•   identity document, with photo, of the legal representative.

(c) for investment funds:

•   latest consolidated regulations of the fund, with CNPJ document;

•   By-Laws or Articles of Association of the Fund’s administrator or manager, as the case may be, in accordance with the fund’s voting policy, and corporate documents proving the powers of representation; and

•   identity document, with photo, of the legal representative.

The document/s acknowledging receipt of the form and of the other documents of proof must be dated at least seven days prior to the date of the General Meeting.

Institution contracted by the company to provide the service of securities bookkeeping, with name, physical and email address, telephone and name of person to contact:

ltaú Corretora de Valores S.A.

Avenida Brigadeiro Faria Lima, 3.500, 3º andar, São Paulo, SP, Brazil

Tel.: +55 (11) 3003-9285 (for calls from state capital cities and metropolitan regions)

+55 (11) 0800 720 9285 (for calls from other locations)

Lines open 9 a.m. to 6 p.m. on business days. E-mail: atendimentoescrituracao@itau-unibanco.com.br

REMOTE VOTING FORM

EGM – CIA. ENERGÉTICA DE MINAS GERAIS - CEMIG – April 29, 2022

Decisions / Questions related to the EGM

1.   Approval of increase in the share capital from R$ 8,466,810,340.00 to R$ 11,006,853,442.00,

with issuance of 508,008,620 new shares, of which 169,810,990 shall be nominal common shares each with par value of R$ 5.00, and 338,197,630 shall be nominal preferred shares each with par value of R$ 5.00, by capitalization of R$ 2,540,043,102.00 from the Retained earnings reserve, with consequent distribution to stockholders of a bonus of 30.00% in shares, of the same type as those held, each with par value of R$ 5.00 (five Reais), with consequent alteration of the by-laws;

[ ] Approve [ ] Reject [ ] Abstain

2. Approval of alteration of the corporate objects of the Company to include the activity of retail trading in electricity. [ ] Approve [ ] Reject [ ] Abstain
3. Approval of alteration of §2 of Article 38 of the Company’s by-laws to improve the drafting in relation to declaration of Interest on Equity. [ ] Approve [ ] Reject [ ] Abstain
4. Approval of alteration of §6 of Article 43 of the Company’s by-laws to improve the drafting in relation to the scope of Comfort Letters. [ ] Approve [ ] Reject [ ] Abstain
5. Approval of consolidation of the text of the Company’s by-laws to reflect the changes approved. [ ] Approve [ ] Reject [ ] Abstain
6. Authorization for the Company’s managers to carry out all the acts necessary for putting the above decisions into effect. [ ] Approve [ ] Reject [ ] Abstain

City: _________________________________________________________________________________

Date: _________________________________________________________________________________

Signature:______________________________________________________________________________

Name of stockholder: ____________________________________________________________________

Telephone: _____________________________________________________________________________

12. Material Fact dated April 14, 2022 - SAESA - Partial enforcement of an arbitration award brought against the Company by Grupo Industrial Complexo Rio Madeira

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ) 17.155.730/0001-64

Company Registry (NIRE): 31300040127

MATERIAL FACT

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“CEMIG”), a publicly held company with shares traded on the stock exchanges of São Paulo, New York and Madrid, hereby informs – under CVM Resolution 44/2021 of August 23, 2021, which revoked CVM Instruction 358 of January 3, 2002 – the Brazilian Securities and Exchange Commission (CVM), B3 S.A. – Brasil, Bolsa, Balcão (“B3”), and the market in general that its joint venture Santo Antônio Energia S.A. (“SAE” or “Company”) has disclosed today a Material Fact with the following content:

“SANTO ANTÔNIO ENERGIA S.A. (“Company”), pursuant to Resolution 44 of the Brazilian Securities and Exchange Commission (CVM), of August 23, 2021, further to the Material Fact already disclosed on March 09, 2022, informs the market that it has become aware of a lawsuit for partial enforcement of an arbitration award brought against the Company by Grupo Industrial Complexo Rio Madeira (“GICOM”), part of CCSA, in the amount of R$645M, over which the Company disagrees. In sum, GICOM based its action on the understanding that the decision rendered in arbitration proceeding CCI 21,511/ASM (“Arbitration Proceeding”) would be final and enforceable.

Because it disagreed with this lawsuit, on April 11, 2022, the Company promptly filed “a motion to dismiss the execution”, requesting that said case be dismissed. According to its legal counsel’s opinion, the Company’s motion may be successful, as the Arbitration Proceeding is still ongoing, and the Parties may submit their responses to the requests for clarification under the Arbitration Proceeding by April 18.

We reiterate that, as already stated in the previous Material Fact, should the Company be sentenced, any payment shall comply with the procedures established in the financing agreements the Company entered with the Brazilian Development Bank (“BNDES”) and the financing agreements with the transfer of BNDES funds.

Lastly, SAE communicates that the content of the lawsuit in question is confidential and that it will keep its shareholders and the market in general duly informed of future developments.”

Belo Horizonte, April 14, 2022.

Leonardo George de Magalhães

Chief Financial and Investor Relations Officer

13. Notice to the Market dated April 18, 2022 - Santo Antônio - Suspensive effect, partial enforcement of arbitration decision

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ) 17.155.730/0001-64

Company Registry (NIRE): 31300040127

NOTICE TO THE MARKET

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“CEMIG”), a publicly held company with shares traded on the stock exchanges of São Paulo, New York and Madrid, hereby informs – under CVM Resolution 44/2021 of August 23, 2021, which revoked CVM Instruction 358, of January 3, 2002 – the Brazilian Securities and Exchange Commission (CVM), B3 S.A. – Brasil, Bolsa, Balcão (“B3”), and the market in general that its joint venture Santo Antônio Energia S.A. (“SAE” or “Company”) has disclosed today a Notice to the Market with the following content:

“SANTO ANTÔNIO ENERGIA S.A. (“Company”), pursuant to Resolution 44 of the Brazilian Securities and Exchange Commission, of August 23, 2021, further to the Material Facts already disclosed on March 9, 2022 and April 14, 2022, informs the market that, on April 17, 2022, the court decision was issued in the lawsuit for partial enforcement of arbitration decision (“Execution Lawsuit”), filed by Grupo Industrial Complexo Rio Madeira (“GICOM”) against the Company based on the arbitration procedure CCI 21.511/ASM (“Arbitration Procedure”). The court has received the pre-execution claim filed by the Company and granted suspensive effect to interrupt the payment deadline for the executed debt until the Arbitration Court examines the clarification requests submitted by the Company and the Civil Group in the Arbitration Proceeding or the pre-execution claim is judged, whichever occurs first.”

Belo Horizonte, April 18, 2022.

Leonardo George de Magalhães

Chief Financial and Investor Relations Officer

14. Notice to the Market dated April 13, 2022 - Moody’s upgraded Cemig's ratings

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ) 17.155.730/0001-64

Company Registry (NIRE): 31300040127

NOTICE TO THE MARKET

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“Cemig or Company”), a publicly held company with shares traded on the stock exchanges of São Paulo, New York and Madrid, hereby informs the Brazilian Securities and Exchange Commission – CVM, B3 S.A. – Brasil, Bolsa, Balcão (“B3”) and the market in general that the credit rating agency Moody’s Local (“Moody’s”) upgraded to “AA.br”, from “AA-.br”, the corporate ratings of the Company and its wholly owned subsidiaries Cemig Distribuição S.A. (“CEMIG D”) and Cemig Geração e Transmissão S.A. (“CEMIG GT”), a one-level increase on the Brazilian national scale.

According to Moody’s:

“Cemig’s credit rating upgrade reflects significant improvements in its financial policy and liquidity management, the continuity of its liability management strategy – as evidenced by the 33% reduction in the balance of foreign-currency debt maturing in 2024 – and the maintenance of solid credit metrics.”

In 2021, another two key credit rating agencies, Fitch Ratings and Standard & Poor’s, upgraded the Company’s credit ratings to AA+, reflecting stronger credit and liquidity metrics. The rating upgrades given by the rating agencies recognize Cemig’s efforts to improve its credit quality.

The Company reinforces its commitment to improving its liquidity and capital structure by extending its debt profile, strategically managing its liabilities and reducing its capital cost.

Belo Horizonte, April 13, 2022.

Leonardo George de Magalhães

Chief Financial and Investor Relations Officer

15. Notice to the Market dated April 29, 2022 - 20-F Form - postponement on the deadline to file.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ) 17.155.730/0001-64

Company Registry (NIRE): 31300040127

NOTICE TO THE MARKET

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“CEMIG”), a publicly held company with shares traded on the stock exchanges of São Paulo, New York, and Madrid, hereby informs the Brazilian Securities and Exchange Commission – CVM, B3 S.A. – Brasil, Bolsa, Balcão (“B3”), and the market in general, under the regulatory prerogatives of the U.S. Securities and Exchange Commission - SEC, that it requested a postponement on the deadline to file the 20-F Form, as it has not yet concluded the preparation of said form, but will do so before May 17, 2022.

Belo Horizonte, April 29, 2022.

Leonardo George de Magalhães

Chief Finance and Investor Relations Officer

16. Notice to Shareholders dated April 29, 2022 - Dividends / Share capital increase and bonus.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ) 17.155.730/0001-64

NOTICE TO SHAREHOLDERS

We hereby inform our shareholders that the Annual and Extraordinary Shareholders’ Meeting (AESM) held on April 29, 2022 resolved on the following:

1.	DIVIDENDS:

a)	As for the net income for 2021, in the amount of R$3,751,321 thousand, R$1,966,538 thousand shall be allocated as mandatory minimum dividend for Company shareholders, to be paid in two equal installments, with the first installment paid by June 30, 2022, and the second by December 30, 2022, as follows:

✓  To ratify R$955,282 thousand as Interest on Equity (“IoE”), corresponding to R$0.56435026590 per common/preferred share, declared on December 21, 2021.

✓	To declare R$1,011,256 thousand as 2021 Dividends, corresponding to R$0.59741792736 per common/preferred share, payable to shareholders registered in the Book of Registry of Registered Shares on the date of the holding of the ASM, that is, April 29, 2022. The shares will be traded “ex-rights” starting May 2, 2022.

2.	SHARE CAPITAL INCREASE AND BONUS:

a)	Increase in the Share Capital from R$8,466,810 thousand to R$11,006,853 thousand with the issue of five hundred and eight million, eight thousand, six hundred and twenty (508,008,620) new shares, of which one hundred and sixty-nine million, eight hundred and ten thousand, nine hundred and ninety (169,810,990) are registered common shares, with a nominal value of five reais (R$5.00) each, and three hundred and thirty-eight million, one hundred and ninety-seven thousand, six hundred and thirty (338,197,630) are registered preferred shares, with a nominal value of five reais (R$5.00) each, through the capitalization of R$2,540,043 thousand, arising from the “Profit Retention Reserve”, distributing to shareholders, as a consequence, a bonus of 29.999999976% consisted of new shares of the type of the previous ones, with a nominal value of five reais (R$5.00);

b)	All shareholders of record on April 29, 2022, relating to shares traded on B3 S.A. – Brasil, Bolsa, Balcão (“B3”), will be entitled to the aforementioned benefit.

The shares will be traded “ex-rights” as to the bonus as of May 2, 2022.

c)	The shares arising from the bonus will be credited on May 4, 2022 and will not be entitled to receive dividends resolved on the 2021 fiscal year.

Av. Barbacena, 1200 - Santo Agostinho - CEP: 30190-131

Belo Horizonte - MG - Brazil - Phone: (0XX31) 3506-5024 - Fax (0XX31) 3506-5025

d)	Pursuant to paragraph 1 of Article 25 of Normative Instruction 25/2001 of the Brazilian Federal Revenue Service, the acquisition unit cost assigned to bonus shares is R$5.00.

e)	As per Normative Instruction 168/91 of the Brazilian Securities and Exchange Commission - CVM, the value calculated from the sale, in reais, of the fractions resulting from the calculation of the bonus will be paid to the respective holders of said fractions on the same payment date of the second installment of the mandatory dividends for 2021, that is, December 30, 2022.

Shareholders whose shares are not held in custody at CBLC (Companhia Brasileira de Liquidação e Custódia) and whose registration data is outdated are advised to go to a branch of Banco Itaú Unibanco S.A. (the institution administering CEMIG’s System of Registered Shares) bearing their personal documents for the due update of their registration data.

Belo Horizonte, April 29, 2022.

Leonardo George de Magalhães

Chief Financial and Investor Relations Officer

Av. Barbacena, 1200 - Santo Agostinho - CEP: 30190-131

Belo Horizonte - MG - Brazil - Phone: (0XX31) 3506-5024 - Fax (0XX31) 3506-5025

17. Notice to the Market dated May 2, 2022 - Extraordinary Shareholders' Meeting MESA - increase of capital stock.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ) 17.155.730/0001-64

Company Registry (NIRE): 31300040127

CEMIG GERAÇÃO E TRANSMISSION S.A.

PUBLICLY HELD COMPANY

CNPJ 06.981.176/0001-58

Company Registry (NIRE) 31300020550

NOTICE TO THE MARKET

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“CEMIG”), a publicly held company with shares traded on the stock exchanges of São Paulo, New York and Madrid, and CEMIG GERAÇÃO E TRANSMISSÃO S.A. (“Cemig GT”), publicly-held company, wholly-owned subsidiary of CEMIG, hereby informs – under CVM Resolution 44/2021 of August 23, 2021, which revoked CVM Instruction 358, of January 3, 2002 – the Brazilian Securities and Exchange Commission (CVM), to B3 S.A. – Brasil, Bolsa, Balcão (“B3”), and the market in general that its joint venture Santo Antônio Energia S.A. (“SAE” or “Company”) has disclosed on April 29, 2022, a Material Fact with the following content:

“SANTO ANTÔNIO ENERGIA S.A. (“SAE” or “Company”), pursuant to Brazilian Securities and Exchange Commission Resolution 44 of August 23, 2021, hereby announces to the market that at the Extraordinary Shareholders' Meeting of Madeira Energia S.A. - MESA (“MESA”), SAE's wholly-owned parent company, held on today's date, the shareholders unanimously approved the increase of MESA's capital stock in the amount of up to R$1,582,551,386.00, to be paid up at SAE in Brazilian currency by the statutory deadlines.”

Cemig GT informs the market in general and any other interested parties that it renounces the right to subscribe its shares and will not subscribe its participation, and will keep informed about this issue in due course, according to the applicable regulations and in compliance with CVM rules and other applicable laws.

Belo Horizonte, May 02, 2022.

Leonardo George de Magalhães

Chief Financial and Investor Relations Officer